Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(in millions)	Six Months Ended June 30, 2014	Year ended December 31,
		2013	2012	2011	2010	2009
Income before income taxes	$2,206	$3,973	$3,470	$3,135	$3,021	$1,272
Less: Net income (loss) attributable to noncontrolling interests(1)	21	19	(18)	2	(13)	22

Pre-tax income attributable to BlackRock, Inc.	2,185	3,954	3,488	3,133	3,034	1,250
Add: Fixed charges	132	258	261	236	209	104
Distributions of earnings from equity method investees	22	80	42	30	14	18
Less: (Losses) earnings from equity method investees	92	158	175	23	141	30

Pre-tax income before fixed charges	$2,247	$4,134	$3,616	$3,376	$3,116	$1,342

Fixed charges:
Interest expense	$113	$211	$215	$176	$150	$68
Interest expense on uncertain tax positions(2)	(3)	3	3	10	8	8
Portion of rent representative of interest(3)	22	44	43	50	51	28

Total fixed charges	$132	$258	$261	$236	$209	$104

Ratio of earnings to fixed charges	17.0x	16.0x	13.9x	14.3x	14.9x	12.9x

(1)	Amount includes redeemable and nonredeemable noncontrolling interests.
(2)	Interest expense on uncertain tax positions, in accordance with ASC 740-10, Income Taxes, has been recorded within income tax expense on the consolidated statements of income.
(3)	The portion of rent representative of interest is calculated as one third of the total rent expense.